FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Gross sales move up 6.9% year-on-year in June and 5.7% in the 2Q07

São Paulo, Brazil, July 16, 2007. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] announces its sales performance for June and the second quarter of 2007 (unaudited preliminary figures). The information presented below was calculated based on consolidated figures and in Reais, in accordance with the Brazilian Corporate Law.

     Grupo Pão de Açúcar recorded gross sales of R$ 1,340.6 million in June, 6.9% up year-on-year, while net sales moved up 7.4% to R$ 1,131.5 million.

     Same-store sales increased by 4.5% over the previous June in gross terms and 5.0% in net terms. Sales of food products (same store) moved up 5.7% year-on-year, even though the Company’s prices remained virtually flat between the two periods. Sales of non-food items climbed by only 0.8%, primarily due to the exceptionally strong comparative base provided by June/06 thanks to the World Cup.

     Second-quarter gross sales totaled R$ 4,205.5 million, 5.7% up on the 2Q06, while net sales increased by 6.4% to R$ 3,547.2 million. In the same period, gross and net same-store sales climbed 3.9% and 4.6%, respectively.

     Within the Company’s formats, the supermarkets benefited from more competitive prices, doing exceptionally well in the quarter chiefly due to food products, whose sales volume and average ticket both increased. The Extra division also maintained the sales and customer growth trajectory of the last few months. In addition, the quarterly performance ensured that the Group recorded gains in market share to the detriment of its competitors.

Note: Same stores sales figures include only stores with, at least, 12 months of operation.
* average growth in Mar/Apr: 4.5%

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.
GRUPO PÃO DE AÇÚCAR
Daniela SabbagInvestor Relations
Phone: (55 11) 3886-0421
Fax: (55 11) 3884-2677
e-mail: gpa.ri@grupopaodeacucar.com.br
website: www.cbd-ri.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 16, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.